Filed Pursuant to Rule 433
Registration Nos. 333-170385 and 333-170385-01
December 1, 2010
PRICING TERM SHEET
(To Preliminary Prospectus Supplement dated December 1, 2010)

Issuer:	NiSource Finance Corp.

Guarantor:	NiSource Inc.

Security:	6.25% Notes due 2040

Ratings	Baa3 (stable)/BBB- (stable)/BBB- (stable) (Moody’s/Standard & Poor’s/Fitch)*

Size:	$250,000,000

Public Offering Price:	98.730%

Maturity:	December 15, 2040

Treasury Benchmark:	3.875% due August 15, 2040

US Treasury Yield:	4.245%

Spread to Treasury:	T+210 basis points

Re-offer Yield:	6.345%

Optional Redemption Terms:	Make-whole call at Treasury plus 35 basis points

Coupon:	6.25%

Interest Payment Dates:	June 15 and December 15 of each year beginning June 15, 2011

Initial Interest Accrual Date	December 8, 2010

Format:	SEC Registered

Transaction Date:	December 1, 2010

Expected Settlement Date:	December 8, 2010

CUSIP/ISIN	65473QAW3 / US65473QAW33

Joint Lead Managers:	Deutsche Bank Securities Inc.
RBS Securities Inc.

Co-Managers:	BNP Paribas Securities Corp.
KeyBanc Capital Markets Inc.
Mizuho Securities USA Inc.
PNC Capital Markets LLC

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer and guarantor have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling NiSource Inc. toll-free at 1-877-647-5990 or Deutsche Bank Securities Inc. toll-free at 1-800-503-4611 or RBS Securities Inc. toll-free in the United States at 1-866-884-2071.